[Chapman and Cutler LLP Letterhead]

July 8, 2025

VIA EDGAR CORRESPONDENCE

Christina DiAngelo Fettig
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SOX Review of Exchange Listed Funds Trust
(File No. 811-22700)

Dear Ms. DiAngelo Fettig:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) on May 27, 2025 via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding Saba Closed-End Funds ETF (the “Fund”), a series of Exchange Listed Funds Trust (the “Trust”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Fund’s Annual Report for the fiscal year ended November 30, 2024 (the “Annual Report”) as filed on Form N-CSR and Form N-CSR/A with the Staff on February 4, 2025 and April 1, 2025.

Comment 1 – General

The Staff notes the Fund filed a 497 on January 17, 2024. The 497 described changes to the Fund’s principal investment strategies. Please explain whether the changes described in the 497 should be considered material fund changes and thereby require updated disclosure in the Annual Shareholder Report.

Response to Comment 1

The Trust does not believe the changes described in the January 17, 2024 supplement were of a type that would be considered material fund changes. The changes were to the last paragraph of the principal investment strategies and were made to clarify and offer a better description of the Fund’s use of short positions as a hedge, expand the types of investments it may short to mitigate risks, and the types of risks the Fund may seek to mitigate. The Trust has also not identified any disclosure in the Annual Shareholder Report that may require an update in connection with the Prospectus disclosure change.

Comment 2 – Form N-CSR/A

The Staff notes the Fund filed a Form N-CSR/A on April 1, 2025. In this Form N-CSR/A, the iXBRL tag for the IBOXX Liquid High Yield Index is listed as the broad-based index while the iXBRL tag for the S&P 500 Index is listed as the additional index. In future filings, please ensure both the broad-based index and the additional index have the appropriate tags.

Response to Comment 2

The Trust confirms that the broad-based index and the additional index will be tagged appropriately in future filings.

Comment 3 – Form N-CSR

The Form N-CSR states the Fund “seeks to provide capital appreciation” while the Fund’s prospectus states the Fund “seeks to provide capital appreciation and dividend income.” Please ensure these disclosures are aligned in future filings.

Response to Comment 3

The Trust confirms that disclosures will be aligned in future filings.

Comment 4 – Form N-CSR

Item 27A(d)(3) of Form N-1A states:

If the Fund has a policy or practice of maintaining a specified level of distributions to shareholders, disclose if the Fund was unable to meet the specified level of distributions during the reporting period. Also discuss the extent to which the Fund’s distribution policy resulted in distributions of capital.

The Staff notes the Fund’s prospectus contains a “Fund Distributions Risk” that states the Fund “seeks to make cash distributions once per month throughout a calendar year.” Per Item 27A(d)(3), please ensure appropriate disclosures are included in the Annual Shareholder Report.

Response to Comment 4

The Trust confirms that it will add the requested disclosure in future filings to the extent the Fund is unable to meet the specified level of distributions during the reporting period.

Comment 5 – Form N-CSR

The Staff notes the Fund is required to post Items 7-11 of Form N-CSR to the Fund’s website. See 17 CFR §270.30e-1. Please explain how the Trust has complied with this requirement.

Response to Comment 5

The Trust notes the Fund has posted the Annual Shareholder Report and Annual Financials and Other Information (which include Items 7-11 of Form N-CSR) on the Fund’s website. Therefore, the Trust is in compliance with 17 CFR §270.30e-1.

Comment 6 – Financial Statements

The Staff notes the Fund invests in closed-end funds. Some of these underlying funds have multi-class relief. If appropriate, in future filings, please disclose the class of shares held in each underlying closed-end fund.

Response to Comment 6

The Trust confirms that it will add the requested disclosure in future filings.

Comment 7 – Notes to Financial Statements

In Note 3(b), please disclose the Adviser pays the Sub-Adviser in future filings.

Response to Comment 7

The Trust confirms that it will add the requested disclosure in future filings.

Comment 8 – Notes to Financial Statements

In Note 2(b), please disclose the valuation policy for investment in closed-end funds in future filings. Please ensure that each disclosure is tailored to exchange traded funds and non-exchange traded funds.

Response to Comment 8

The Trust appreciates the Staff's comment but believes the valuation disclosure adequately describes the policy for the types of securities the Fund intends to invest in. The Trust confirms that the Fund does not intend to invest in non-exchange traded closed-end funds, which is indirectly referenced in the Fund’s principal investment strategies as part of the Fund’s definition of “Underlying Fund”, which in relevant part provides that an Underlying Fund has “… a fixed number of shares trade on a secondary market, such as a securities exchange.”

The Fund’s disclosure under Note 2(b) identifies closed-end funds within those investments generally categorized as Level 1 that will utilize a market price. If, for any reason, the Fund were to hold shares of a closed-end fund that either ceased trading or was unlisted, the Trust believes that disclosure of that security within the Fund’s fair valuation framework under Rule 2a-5, and associated disclosures of such an investment as other than a Level 1 security, would be customary.

Comment 9 – Form N-CEN

The Staff notes Items C.8(a) and C.8(b) were checked “no” on the Fund’s Form N-CEN. The Staff additionally notes that the Fund voluntarily waived advisory fees of an underlying affiliate fund. Please supplementally confirm whether the boxes should have been checked “yes.”

Response to Comment 9

The Trust confirms that Items C.8(a) and C.8(b) should have been checked “yes” due to the voluntary fee waiver.

Comment 10 – Form N-CEN

Please supplementally explain why the total amount for each dealer in Form N-CEN C.17(a)(vii) exceeds the total amount disclosed in Item C.17(b).

Response to Comment 10

The Trust confirms that it converted the Fund from one fund administration firm to another during the annual reporting period ended November 30, 2024, which are generally responsible for the data and preparation of Form N-CEN. The total amount disclosed in Item C.17(b) was inaccurate due to the exclusion of certain brokers from the pre-conversion period in the calculation. The total amount disclosed for each dealer in Form N-CEN C.17(a)(vii) was correctly reflected on the Form N-CEN.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren